For immediate release 4 July 2007

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier announces appointment of David Reid as
Senior Independent Director

Reed Elsevier today announced the appointment of David Reid as Senior Independent Director of Reed Elsevier PLC and Reed Elsevier NV. Mr Reid succeeds Rolf Stomberg, who will be retiring on 31 December 2007.

Mr Reid, aged 60, was appointed Non-Executive director of Reed Elsevier Group plc and Reed Elsevier PLC in 2003 and has been a member of the Supervisory Board of Reed Elsevier NV since that date. He is also Non-Executive Chairman of Tesco PLC and Chairman of Kwik-Fit Group.

As a result of the forthcoming retirement of Rolf Stomberg, currently Non-Executive director of Reed Elsevier Group plc and Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV, the joint Corporate Governance Committee has reviewed the composition of the Group’s Board Committees.

Remuneration Committee

Mark Elliott will assume the role of Chairman of the Remuneration Committee for Reed Elsevier Group plc in succession to Rolf Stomberg. Lisa Hook and Robert Polet are appointed to the Remuneration Committee.

Nominations Committee

Mark Elliott and David Reid are appointed to the joint Nominations Committee for Reed Elsevier PLC and Reed Elsevier NV.

Corporate Governance Committee

Robert Polet is appointed to the joint Corporate Governance Committee for Reed Elsevier PLC and Reed Elsevier NV.

The full composition of the Committees of the Boards is as follows :

Audit Committees for Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc:

Lord Sharman (Chairman)
David Reid
Strauss Zelnick
Lisa Hook

Remuneration Committee for Reed Elsevier Group plc:

Mark Elliott (Chairman)
Jan Hommen
Lisa Hook
Robert Polet
Rolf Stomberg (until 31 December 2007)

Joint Nominations Committee for Reed Elsevier PLC and Reed Elsevier NV:

Jan Hommen (Chairman)
Sir Crispin Davis
Mark Elliott
David Reid
Lord Sharman
Rolf Stomberg (until 31 December 2007)

Joint Corporate Governance Committee for Reed Elsevier PLC and Reed Elsevier NV (composed of all non-executive directors) :

Jan Hommen (Chairman)
Dien de Boer Kruyt
Mark Elliott
Lisa Hook
Robert Polet
David Reid
Lord Sharman
Rolf Stomberg (until 31 December 2007)
Strauss Zelnick

- ENDS -

Enquiries

Patrick Kerr
+44 20 7166 5646

Notes to editors

Reed Elsevier is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. In 2006, Reed Elsevier made adjusted profit before taxation of £1,052 million on turnover of £5,398 million. The group employs 37,000 people, including approximately 20,000 in North America. Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.